UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-8F
I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
☐	Merger

☑	Liquidation

☐	Abandonment of Registration (Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: PREMIER VIT (the “Fund”)

3.	Securities and Exchange Commission File No. 811-08512

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☐	Initial Application ☑ Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1345 Avenue of the Americas New York, New York 10105

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Thomas J. Fuccillo	David C. Sullivan, Esq.
Allianz Global Investors Fund Management LLC	Ropes & Gray
1345 Avenue of the Americas New York, NY 10105 (212) 739-3213; or,	Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7362
7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
(a)	Allianz Global Investors Fund Management LLC (“AGIFM”), 1345 Avenue of the Americas, New York, New York 10105, Tel: (212) 739-3190 (records relating to its function as investment adviser).

(b)	Oppenheimer Capital LLC, 1345 Avenue of the Americas, New York, New York 10105 (records relating to its function as sub-adviser).

(c)	Allianz Global Investors Distributors LLC, 1345 Avenue of the Americas, New York, New York 10105 (records relating to its function as distributor).

(d)	Pacific Investment Management Company LLC, 840 Newport Center Drive, Newport Beach, CA 92660 (records relating to its function as sub-adviser).

(e)	NFJ Investment Group LLC, 2100 Ross Avenue, Suite 700, Dallas, Texas 75201 (records relating to its function as sub-adviser).

(f)	Nicholas-Applegate Capital Management LLC, 600 West Broadway, 30th Floor, San Diego, California 92101 (records relating to its function as sub-adviser).

(g)	State Street Bank & Trust Co., 225 Franklin Street, Boston, MA 02110 (records relating to its function as custodian & accounting agent).

(h)	Boston Financial Data Services — Midwest, 330 West 9th Street, Kansas City, MO 64105 (records relating to its function as transfer agent).
8.	Classification of fund (check only one):
☑	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.
9.	Subclassification if the Fund is a management company (check only one):

☑ Open-end ☐ Closed-end

10.	State law under which the Fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the Fund (including sub-advisers) during the last five years, even if the Fund’s contracts with those advisers have been terminated.

Allianz Global Investors Fund Management LLC (formerly PA Fund Management LLC) 1345 Avenue of the Americas New York, New York 10105

OpCap Advisors LLC (through January 15, 2009) 1345 Avenue of the Americas New York, NY 10105

Oppenheimer Capital LLC 1345 Avenue of the Americas New York, New York 10105

Pacific Investment Management Company LLC 840 Newport Center Drive Newport Beach, CA 92660

Nicholas-Applegate Capital Management LLC 600 West Broadway, 30th Floor San Diego, California 92101

NFJ Investment Group LLC 2100 Ross Avenue, Suite 700 Dallas, Texas 75201

PEA Capital LLC 1345 Avenue of the Americas, 50th Floor New York, NY 10105

12.	Provide the name and address of each principal underwriter of the Fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Allianz Global Investors Distributors LLC 1345 Avenue of the Americas New York, New York 10105

OCC Distributors LLC (through September 15, 2005) 1345 Avenue of the Americas New York, New York 10105

13.	If the Fund is a unit investment trust (“UIT”) provide:
(a)	Depositor’s name(s) and address(es): Not applicable.

(b)	Trustee’s name(s) and address(es): Not applicable.
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the Fund (e.g., an insurance company separate account)?

☑ Yes ☐ No

If Yes, for each UIT state: PLEASE SEE APPENDIX A
Name(s):
File No.:
Business Address:
15.	(a)	Did the Fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☑ Yes ☐ No

If Yes, state the date on which the board vote took place: JANUARY 25, 2010, DECEMBER 23, 2009 AND DECEMBER 15, 2009. If No, explain:
(b)	Did the Fund obtain approval from the stockholders concerning the decision to engage in Liquidation or Abandonment of Registration?
☐ Yes ☑ No

If Yes, state the date on which the stockholder vote took place:

If No, explain:

As of the dates on which the Board of Trustees met to consider liquidation, the Fund consisted of four portfolios, namely, the NACM Small Cap Portfolio, the NFJ Dividend Value Portfolio, the OpCap Managed Portfolio and the OpCap Mid Cap Portfolio. The Fund did not seek shareholder approval for liquidation from shareholders of the OpCap Managed Portfolio, the NFJ Dividend Value Portfolio or the NACM Small Cap Portfolio. The Fund’s Declaration of Trust permits the termination of the Fund (including all series thereof) without shareholder approval. Record shareholders of the aforementioned portfolios received 114 days notice of the termination.

However, prior to termination of the Fund and its remaining portfolios, the Fund sought, and on April 15, 2010 received, shareholder approval for the liquidation of the OpCap Mid Cap Portfolio. The liquidation of the OpCap Mid Cap Portfolio was completed prior to the completion of the liquidation and termination of the Fund (including the other three portfolios). While the Fund’s Declaration of Trust permits termination of the Fund (including all series thereof), it does not clearly contemplate the liquidation of an individual portfolio without shareholder approval if there would be shares of the portfolio still outstanding at the time of liquidation. At the time the Board considered liquidating the OpCap Mid Cap Portfolio, it was unclear whether any shares of the portfolio might remain outstanding as of the targeted liquidation date.
II.	Distributions to Stockholders

16.	Has the Fund distributed any assets to its stockholders in connection with the Merger or Liquidation?

☑ Yes ☐ No
(a)	If Yes, list the date(s) on which the Fund made those distributions:

Premier VIT NACM Small Cap Portfolio: Investment Income Dividend and Liquidating Distribution of $79,172 or $0.02301 per Share on April 27, 2010

Premier VIT OpCap Managed Portfolio: Investment Income Dividend and Liquidating Distribution of $3,617,859 or $1.18934 per share on April 27, 2010

Premier VIT OpCap Mid Cap Portfolio: Investment Income Dividend and Liquidating Distribution of $608,059 or $0.10722 per share on April 27, 2010

Premier VIT NFJ Dividend Value Portfolio: Investment Income Dividend and Liquidating Distribution of $24,506 or $0.21776 per share on April 27, 2010

(b)	Were the distributions made on the basis of net assets?

☑ Yes ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☑ Yes ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to stockholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to stockholders made in kind?

☐ Yes ☑ No

If Yes, indicate the percentage of Fund shares owned by affiliates, or any other affiliation of stockholders:
17.	Closed-end funds only:

Has the Fund issued senior securities?

☐ Yes ☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other stockholders:

18.	Has the Fund distributed all of its assets to the Fund’s stockholders?

☑ Yes ☐ No

If No,
(a)	How many stockholders does the Fund have as of the date this form is filed? ☐

(b)	Describe the relationship of each remaining stockholder to the Fund: ☐
19.	Are there any stockholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes ☑ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those stockholders:

III.	Assets and Liabilities

20.	Does the Fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes ☑ No

If Yes,
(a)	Describe the type and amount of each asset retained by the Fund as of the date this form is filed:

(b)	Why has the Fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?
☐ Yes ☐ No

21.	Does the Fund have any outstanding debts (other than face-amount certificates if the Fund is a face-amount certificate company) or any other liabilities?

☐ Yes ☑ No

If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the Fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: Approximately $50,000

(ii)	Accounting expenses: Approximately $0

(iii)	Other expenses (list and identify separately):

Postage:	Approximately $5,000
Fees:	Approximately $16,000 (tabulation and solicitation) Approximately $10,000 (filing and printing)
(iv)	Total expenses (sum of lines (i)-(iii) above): Approximately $81,000
(b)	How were those expenses allocated?

The Other Expenses listed in 22(a)(iii) were borne by AGIFM, the Investment Adviser of the Fund and the Legal Expenses listed in 22(a)(i) were paid by the Fund.

(c)	Who paid those expenses?

The Other Expenses listed in 22(a)(iii) were borne by AGIFM, the Investment Adviser of the Fund and the Legal Expenses listed in 22(a)(i) were paid by the Fund.

(d)	How did the Fund pay for unamortized expenses (if any)? Not applicable.
23.	Has the Fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes ☑ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the Fund a party to any litigation or administrative proceeding?

☐ Yes ☑ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the Fund in that litigation:

☐

25.	Is the Fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes ☑ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

Not Applicable.

26.	(a) State the name of the Fund surviving the Merger:
(b)	State the Investment Company Act file number of the Fund surviving the Merger:

Investment Company Act Registration No.

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of PREMIER VIT, (ii) he is President & Chief Executive Officer, and (iii) all actions by stockholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Brian S. Shlissel
Brian S. Shlissel
President & Chief Executive Officer

APPENDIX A
NACM SMALL CAP PORTFOLIO
SUN LIFE OF CANADA US VARIABLE ACCOUNT I
File No.: 811-09137
Sun Life Financial
One Sun Life Executive Park SC 2335
Wellesley Hills, MA 02481
SUN LIFE OF CANADA US VARIABLE ACCOUNT F
File No.: 811-05846
112 Worcester St. SC 2335
Wellesley Hill, MA 02481
SUN LIFE NY VARIABLE ACCOUNT C
File No.: 811-04440
One Sun Life Executive Park SC 2335
Wellesley Hills, MA 02481
RIVERSOURCE OF NEW YORK VARIABLE ANNUITY ACCOUNT 2
File No.: 811-07511
50605 Ameriprise Financial Center
H27/5229
Minneapolis, MN 55474
RIVERSOURCE VARIABLE ANNUITY ACCOUNT
File No.: 811-07195
50605 Ameriprise Financial Center
H27/5229
Minneapolis, MN 55474
LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
File No.: 811-09154
P.O. BOX 80469
Lincoln, NE 68501
LINCOLN BENEFIT LIFE VARIABLE ANNUITY ACCOUNT
File No.: 811-07924
P.O. BOX 80469
2940 S. 84th Street
Lincoln, NE 68501-0469
SEPARATE ACCOUNT VA 6NY OF TFLIC
File No.: 811-08677
440 Mamaroneck Avenue
Harrison, NY 10528
SEPARATE ACCOUNT VA-6
File No.: 811-07753
4333 Edgewood Road NE
Cedar Rapids, IA 52499
SEPARATE ACCOUNT VA 7
File No.: 811-08835
4333 Edgewood Road NE
Cedar Rapids, IA 52499
SEPARATE ACCOUNT VA-8
File No.: 811-09859
4333 Edgewood Road NE
Cedar Rapids, IA 52499-0001
TRANSAMERICA LIFE INSURANCE CO SEPARATE ACCOUNT VUL-1
File No.: 811-08439
1150 South Olive Street
Los Angeles, CA 90015
SEPARATE ACCOUNT VA CC
File No.: 811-06564
4333 Edgewood Road NE
Cedar Rapids, IA 52499
TFLIC SEPARATE ACCOUNT C
File No.: 811-09062
440 Mamaroneck Avenue
Harrison, NY 10528

PRUDENTIAL DISCOVERY SELECT GROUP VARIABLE CONTRACT ACCT
File No.: 811-08091
213 Washington Street
c/o Prudential Retirement Services
Newark, NJ 07102
KINETICS PORTFOLIOS TRUST
File No.: 811-09923
555 Taxter Road
Suite 175
Elmsford, NY 10523
ALAC SEPARATE ACCOUNT 1
File No.: 811-08964
AVIVA Life and Annuity Company
699 Walnut Street
Des Moines, IA 50309-3929
PACIFIC SELECT EXEC SEPARATE ACCT PACIFIC LIFE INS
File No.: 811-05563
PO Box 7500
Newport Beach, CA 92658-7500
MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT A
File No.: 811-06459
4333 Edgewood Road NE
Cedar Rapids, IA 52499
ALLSTATE LIFE OF NY VAR LIFE SEP ACCT A
File No.: 811-21250
3100 Sanders Road, Ste. J5B
Northbrook, IL 60062
PACIFIC SELECT EXEC SEPARATE ACCOUNT OF PACIFIC LIFE & ANNUITY
File No.: 811-09389
700 Newport Center Drive
PO Box 7500
Newport Beach, CA 92658-7500
OpCap Managed Portfolio
SUN LIFE OF CANADA US VARIABLE ACCOUNT I
File No.: 811-09137
Sun Life Financial
One Sun Life Executive Park SC 2335
Wellesley Hills, MA 02481
SUN LIFE OF CANADA US VARIABLE ACCOUNT F
File No.: 811-05846
112 Worcester St. SC 2335
Wellesley Hill, MA 02481
SUN LIFE N Y VARIABLE ACCOUNT C
File No.: 811-04440
Sun Life Financial
One Sun Life Executive Park SC 2335
Wellesley Hills, MA 02481
PRUDENTIAL DISCOVERY SELECT GROUP VARIABLE CONTRACT
File No.: 811-08091
213 Washington Street
c/o Prudential Retirement Services
Newark, NJ 07102
TRANSAMERICA LIFE INSURANCE CO SEPARATE ACCOUNT VUL-1
File No.: 811-08439
1150 South Olive Street
Los Angeles, CA 90015
SEPARATE ACCOUNT VA CC
File No.: 811-06564
4333 Edgewood Road NE
Cedar Rapids, IA 52499
TFLIC SEPARATE ACCOUNT C
File No.: 811-09062
440 Mamaroneck Avenue
Harrison, NY 10528
MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT A
File No.: 811-06459
4333 Edgewood Road NE
Cedar Rapids, IA 52499

SEPARATE ACCOUNT VA 6NY OF TFLIC
File No.: 811-08677
440 Mamaroneck Avenue
Harrison, NY 10528
SEPARATE ACCOUNT VA-6
File No.: 811-07753
4333 Edgewood Road NE
Cedar Rapids, IA 52499
SEPARATE ACCOUNT VA 7
File No.: 811-08835
4333 Edgewood Road NE
Cedar Rapids, IA 52499
AG SEPARATE ACCOUNT A
File No.: 811-08862
2929 Allen Parkway
Houston, TX 77019
SEPARATE ACCOUNT VA-8
File No.: 811-09859
4333 Edgewood Road NE
Cedar Rapids, IA 52499
OpCap Mid Cap Portfolio
SUN LIFE OF CANADA US VARIABLE ACCOUNT I
File No.: 811-09137
Sun Life Financial
One Sun Life Executive Park SC 2335
Wellesley Hills, MA 02481
SUN LIFE OF CANADA US VARIABLE ACCOUNT F
File No.: 811-05846
112 Worcester St. SC 2335
Wellesley Hill, MA 02481
SUN LIFE N Y VARIABLE ACCOUNT C
File No.: 811-04440
Sun Life Financial
One Sun Life Executive Park SC 2335
Wellesley Hills, MA 02481
ALLIANZ LIFE VARIABLE ACCOUNT B
File No.: 811-05618
5701 Golden Hills Drive
Minneapolis MN 55416-1297
ALLIANZ LIFE OF NY VARIABLE ACCOUNT C
File No.: 811-05716
152 West 57th Street, 18th Floor
New York, NY 10019
NFJ Dividend Value Portfolio
None